UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SIZMEK INC.
(Name of Subject Company)

SIZMEK INC.
 (Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

83013P105
(CUSIP Number of Class of Securities)

Neil H. Nguyen
President and Chief Executive Officer
Sizmek Inc.
500 W. 5th Street, Suite 900
Austin, TX 78701
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William P. O’Neill
Latham & Watkins LLP
555 Eleventh Street, NW, Suite 1000
Washington, D.C. 20004
(202) 637-2200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 3, 2016, Sizmek Inc. provided the following communications to its employees:

[Sizmek Inc. Letterhead]

Vector Capital to Acquire Sizmek - FAQ - Sizmek Employees

Today, we announced that Sizmek has agreed to be acquired by Vector Capital, a leading private equity firm.  The strategic rationale behind the acquisition is based on a shared vision of building the leading independent ad tech platform for the industry.  Upon closing, Sizmek will become a privately held company which will give us more flexibility and opportunities to invest in our strategy of building the leading independent ad tech platform.

Who is Vector Capital?

For nearly 20 years, Vector Capital has partnered with management teams to transform and grow technology businesses. Their experienced team of investing and operating professionals leverages its deep technology expertise to tailor capital solutions for each of their investments. Since their founding and spin out from Ziff Brothers Investments in 1997, they have invested over $1.6 billion in more than 40 technology companies. For more information go to http://www.vectorcapital.com.

Why did Vector Capital agree to acquire Sizmek?

The strategic rationale behind the anticipated acquisition is based on a shared vision of building the leading independent ad tech platform for the industry.  Vector Capital has extensive experience within the ad tech sector and after thorough investigation, they believe in the potential of leveraging Sizmek's position and technology.  They value the business we have created and believe in our vision.

How will Vector Capital enhance our company?

•	Sizmek will become a privately held company, which will give us more flexibility and opportunities to invest and adjust our strategy in the pursuit of building the leading independent ad tech platform.

•	Under the new ownership structure, it will allow us to move more rapidly in areas of strategic importance.

•	Vector Capital will bring additional financial and operational support to help us execute our shared vision.

When will the deal close?

Over the next three months we will be working to close the transaction and it will be business as usual.  It's imperative we stay focused on our business plan and continue on the success of Q2. The transaction, which is expected to close by Q4, is conditioned upon, among other things, satisfaction of a minimum tender condition, regulatory approvals and other customary closing conditions.

What does this mean for Sizmek employees?

This means you will have additional backing to build the leading independent ad tech platform in the industry.  We are well positioned to continue to deliver great results and even more success and need your continued focus and dedication.

What does this mean for clients?

Sizmek will continue to deliver our clients the most comprehensive set of innovations, data and strategic service service-always ensuring that they have the freedom to choose the pieces that best fit their strategy-to help them connect with customers more effectively and efficiently.  This acquisition marks a new, exciting chapter in our relationship with our clients with the promise of even greater success.

Will our clients be notified?

Yes, we will be send a note to our global email distribution list this evening, Wednesday, August 3rd.  We'll share a copy of the client communication with you as well.

How will this transaction affect employee benefits and compensation?

•	Until the transaction closes, it will be "business-as-usual" for Sizmek employees, and there will be no changes to your compensation and benefits as a result of this announcement.

•	After the transaction closes, we will continue to evaluate our employee benefits and compensation plans, including our 401(k) plan, as a matter of operating the business, as we have in the past and as we do now. Changes are not expected until such time as any updates may be determined in the normal course of reviewing and updating these programs. All employees who participate in the Sizmek 401(k) plan will still have balances in their Fidelity account after the transaction closes.

•	Overall, changing from a public company to private ownership should not have a material effect on employee benefit plans.

 How will options and restricted stock unit awards granted by Sizmek be treated in the transactions?

•	Effective as of immediately prior to the closing of the transaction, all outstanding options to purchase Sizmek common stock will become fully vested and, by virtue of the closing of the transaction, will automatically be cancelled and converted into the right to receive a cash amount equal the product obtained by multiplying (x) the aggregate number of shares of Sizmek common stock subject to the option by (y) the excess, if any, of $3.90 over the exercise price of the option, subject to any applicable withholding or other taxes required by applicable law to be withheld.

•	Effective as of immediately prior to the closing of the transaction, all outstanding restricted stock units ("RSUS") related to Sizmek common stock will become fully vested and, by virtue of the closing of the transaction, will automatically be cancelled and converted into the right to receive a cash amount equal the product obtained by multiplying (x) the aggregate number of shares of Sizmek common stock subject to the RSU award by (y) $3.90.

Who can I contact if I have more questions?

As we move through this process, we will keep you informed on important developments.  If you have questions, please do not hesitate to reach out to anyone on the senior management team, and / or send your questions to transition@sizmek.com, which will be activated tomorrow. Questions sent to this email account will be addressed either individually or in general communications to follow as deemed appropriate.

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of August 3, 2016 (the "Merger Agreement") by and among Sizmek Inc. (the "Company"), Solomon Holding, LLC ("Parent), and Solomon Merger Subsidiary, Inc. ("Merger Subsidiary") contemplates the Merger Subsidiary commencing a tender offer (the "Offer") to purchase any and all of the outstanding shares of common stock of the Company. Following the consummation of the Offer, Merger Subsidiary will be merged with and into the Company with the Company as the surviving corporation and wholly-owned subsidiary of Parent (the "Merger"). The Offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company's common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Subsidiary intend to file with the SEC. In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the solicitation/recommendation statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the investor relations section of the Company's website, www.sizmek.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements included in this communication that are not a description of historical facts are forward-looking statements. Words or phrases such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" or similar expressions are intended to identify forward-looking statements, and are based on the Company's current beliefs and expectations. These forward-looking statements include, without limitation, statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company's actual future results may differ materially from the Company's current expectations due to the risks and uncertainties inherent in its business, the Offer and the Merger. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company's stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption from the Offer or Merger on the Company's business including its ability to develop and achieve commercial success for new online  products and services and replace its existing Sizmek MDX platform with a new platform that is currently in development without experiencing service disruptions; the fact that the announcement and pendency of the Offer and Merger may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the Offer or Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks detailed under "Risk Factors" and elsewhere in the Company's public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Subsidiary and the solicitation/recommendation statement to be filed by the Company in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

On August 3, 2016, Sizmek Inc. provided the following communications to its clients:

Subject line: Sizmek to be acquired by Vector Capital

Header copy:
Sizmek Announcement / Sizmek to be acquired by Vector Capital

Email:

I’m pleased to announce that Sizmek has agreed to be acquired by Vector Capital, a leading private equity firm.  For nearly 20 years, Vector Capital has partnered with management teams to transform and grow technology businesses. The strategic rationale behind the anticipated acquisition is based on a shared vision of continuing to build the leading independent ad tech platform for our valued clients.  Upon closing of the acquisition, Sizmek will become a privately held company, allowing us to move and innovate more rapidly to meet your needs.

At Sizmek, we’re always on a mission to bring together the most comprehensive set of innovations, data and strategic service—ensuring that you have the freedom to choose the pieces that best fit your strategy—to help you connect with customers more effectively and efficiently. Our goal is to continue delivering innovative products and best in class service.

This acquisition marks a new, exciting chapter in our relationship with the promise of even greater success.  We are committed to continue working hard to expand your business and are confident that this acquisition will position us to serve you even better.

Regards,
Neil Nguyen, CEO

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of August 3, 2016 (the “Merger Agreement”) by and among Sizmek Inc. (the “Company”), Solomon Holding, LLC (“Parent), and Solomon Merger Subsidiary, Inc. (“Merger Subsidiary”) contemplates the Merger Subsidiary commencing a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company. Following the consummation of the Offer, Merger Subsidiary will be merged with and into the Company with the Company as the surviving corporation and wholly-owned subsidiary of Parent (the “Merger”). The Offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Subsidiary intend to file with the SEC. In addition, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the solicitation/recommendation statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the investor relations section of the Company’s website, www.sizmek.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements included in this communication that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on the Company’s current beliefs and expectations. These forward-looking statements include, without limitation, statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business, the Offer and the Merger. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption from the Offer or Merger on the Company’s business including its ability to develop and achieve commercial success for new online  products and services and replace its existing Sizmek MDX platform with a new platform that is currently in development without experiencing service disruptions; the fact that the announcement and pendency of the Offer and Merger may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the Offer or Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Subsidiary and the solicitation/recommendation statement to be filed by the Company in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.